                                                                                                                                                                                                                     China Valves Technology, Inc.
No. 93 West Xinsong Road
Kaifeng City, Henan Province
China 475002

January 21, 2009

By EDGAR Transmission and by Hand Delivery
Edward M. Kelly, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	China Valves Technology, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-1
Filed December 24, 2008
File No. 333-154159
Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and
Subsequent Exchange Act Reports
File No. 0-28481

Dear Mr. Kelly:

On behalf of China Valves Technology, Inc. (“China Valves” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 14, 2009, providing the Staff’s comments with respect to the above referenced Amendment 1 to our Registration Statement on Form S-1.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Summary Consolidated Financial Information, page 5

1.
We note your disclosure that all amounts except earnings per share data are presented in thousands of U.S. dollars. It appears that revenue, operating expenses, operating profit, income taxes and net income for the years ended December 31, 2007 and 2006 have been presented in actual amounts and not in thousands. Please revise so that all information is presented consistently.

China Valves Response:   We have revised the amounts for the years ended December 31, 2007 and 2006 in the Summary Consolidated Financial Information so that all information is presented consistently.

Risk Factors, page 6

2.	We have reviewed your response to prior comment 4 and have the following comments:

•
Your response indicates that your two operating subsidiaries are classified as resident enterprises under the EIT law. In light of this, please tell us why you believe that it is appropriate to continue to present a risk factor on page 14 stating that you may be classified as a resident enterprise of China.

China Valves Response:   The risk factor on page 14 is intended to discuss the risk that China Valves Technology Inc., the U.S. parent company, and its subsidiaries China Fluid Equipment and Henan Tonghai Fluid may also be classified as a resident enterprise, as distinct from its two operating subsidiaries (which are already classified as resident enterprises).  We have revised the risk factor to clarify this distinction.

•
Your revised disclosures on page 22 in MD&A indicates that the accounting impact of being classified as a resident enterprise beginning in January 2008 is not material because of your significant increase in sales. However, we believe your materiality discussion should be made in light of changes in income tax expense and its impact on your reported net income and your liquidity.

China Valves Response:   We have modified this discussion and have removed the statement that the effect of the increase in income taxes was not material because of the increase in our sales revenue.

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 20

General

3.
We have reviewed your response to prior comment 9. We note that you have added disclosure for each period presented that presents the impact that foreign currency translations had on your results of operations. As previously requested, please include separate presentation of the impact that foreign currency translations had on your revenues and expenses. In addition, please disclose the period-end exchange rate and the average exchange rate for the years ended December 31, 2007 and 2006 in a manner similar to your presentation of these exchange rates for the nine month periods ended September 30, 2008 and 2007.

China Valves Response:   In the section on “Foreign Currency Translation Gains” we have added disclosure of the period-end exchange rate and the average exchange rate for the years ended December 31, 2007 and 2006.  In that section and in the section discussing “Sales Revenues”, we have also disclosed the effect on revenues and costs of changes in the average exchange rates for both the nine months of 2008 compared with the corresponding period of 2007 and for fiscal 2007 compared with fiscal 2006.

Selling Expenses, page 23

4.	Please enhance your disclosure to explain in detail what business commission is and why it increased 52%.

China Valves Response:   Business commission is sales commission paid to our sales representatives.  We have modified the disclosure to refer to “sales commission” rather than “business commission” to clarify this.  These commissions are not directly proportional to sales revenue but will generally follow increases in our sales revenues.

Sales Revenue, pages 20, 22, and 24

5.	We have reviewed your response to prior comment 10. Please enhance your disclosure by providing the actual amount of sales volume for the two years ended December 31, 2007.

China Valves Response:   We have revised the discussion to include the actual sales volume for 2007 compared with 2006, consistent with the existing disclosure for the nine months ended September 30, 2008 compared with September 30, 2007.

6.
Please enhance your disclosures to discuss in greater detail the business reasons for the changes between periods in sales revenue. Please expand your discussion and analysis to address the underlying reasons behind the changes and consider providing more details concerning the changes in unit production and pricing from year to year as well as the reasons for the changes. Consider also providing sales by primary market segment and discuss changes within each segment on a period by period basis.

China Valves Response:  We have added tables that summarize our sales, in terms of volume (in metric tonnes) and revenues, by each major type of valve that we sell.  These tables help to clarify that the majority of the increase in our revenues for the nine months ended September 30, 2008 compared with the nine months ended September 30, 2007, and in fiscal 2007 compared with 2006 are the result of increases in the volume of products sold.

Operating and Administrative Expenses, page 23

7.
We note that one of the reasons you disclose for the change in operating and administrative expenses for the nine month period ended September 30, 2008 as compared to September 30, 2007 is “auditing and legal fees related to annual and quarterly filings.” Please clarify how auditing and legal fees related to annual filings would impact the nine month periods ended September 30, 2008 and 2007. Also, given that you filed Forms 10-Q in 2007, it is unclear why annual and legal fees related to quarterly filings would have a material impact on the change in operating and administrative expenses. Please clarify.

China Valves Response:   Although the registrant had previously made annual and quarterly filings, the reverse merger on December 18, 2007 substantially increased the complexity of our filings.  The 2007 Forms 10-Q and 2006 Form 10-K are those of the registrant (Intercontinental Resources, Inc., the accounting acquiree) prior to the reverse merger.  The 2007 annual financial statements reflect the operations of the Company (the accounting acquirer) both prior to, and subsequent to, the reverse merger but they do not include significant costs related to 2007 filings as the Company (in its current form) was not then making such filings.  As a result of the reverse merger, the legal and accounting costs related to the filing of China Valves Form 10-K for the year ended December 31, 2007 and subsequent 2008 reports on Form 10-Q have increased substantially compared with periods prior to the reverse merger when the registrant was a blank check company.  We have revised the discussion on page 23 to clarify this.

Liquidity and Capital Resources, page 2

Operating Activities, page 25

8.
We have reviewed your response to prior comment 11. Please enhance your disclosure to further discuss the material changes in your operating activities as depicted in your statement of cash flows for each period presented, including the changes in inventories and in advances on inventory purchases, accounts payable — trade, other payables, and accrued liabilities. Further explain your disclosure in the first paragraph on page 26 regarding the prices of your raw materials to the cash flows which indicates a $1,146,008 cash inflow related to your decrease in inventory balances from December 31, 2007 to September 30, 2008.

China Valves Response:   We have revised the discussion of the material changes in our net cash flows from operations to address the above issues.

Financing Activities, page 26

9.
We note your disclosure that you intend to use most of the proceeds from your recent private placement to acquire other companies. Please clarify or disclose whether you have identified any acquisitions that are currently probable.

China Valves Response:   We have revised the disclosure to clarify that, although we intend to use the proceeds to acquire other companies, we have not identified any acquisitions that are currently probable of completion.

Critical Accounting policies, page 27

Goodwill, page 29

10.
We have reviewed your response to prior comment 13.  In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please disclose the following:

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

China Valves Response:  We have now included in the discussion on page 33 a description of the material assumptions used, as well as the alternative assumptions used by management to test the sensitivity of its evaluation.

•	if applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year, highlighting the impact of any changes.

China Valves Response:   There have been no changes in the assumptions and methodologies used for evaluating goodwill in the current year since the prior year because 1) the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination; 2) the most recent fair value determination resulted in an amount that exceeded the carrying amount of the reporting unit by a substantial amount; 3) based on an analysis of events and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.

Directors and Executive Officers, page 44

11.
In the biographical paragraph of Mr. Peter Li, describe briefly his business experience during the past five years. Similarly, in the biographical paragraph of Mr. William Haus, describe briefly his business experience during the past five years.  As drafted, the disclosure does not state when Mr. Haus’ employment at Advest, Inc. began. See Item 401(c)(1) of Regulation S-K.

China Valves Response:   The biographical paragraphs for both Mr. Peter Li and Mr. William Haus have been revised to include the above information.

Transactions with Related Persons, page 48

12.	The third paragraph states that “The following tables set forth....” We are unable to locate the tables. Please revise.

China Valves Response:   We have deleted the sentence “The following tables set forth the names of the employees and the amounts they lent to the Company for the periods ended September 30, 2008 and December 31, 2007.”

Change in Accountants, page 48

13.
We note your response to prior comment 18. You indicate that you have revised the dismissal date from September 30, 2007 to December 16, 2007. It is unclear then why you continue to include the statement in the second paragraph under the Change in Accountants heading that “The dismissal of Chisholm became effective when Chisholm completed its audit of such financial statements and released its report with respect thereto on September 30, 2007.” Please advise or revise to delete the statement.

China Valves Response:   We have revised the disclosure and deleted the statement “The dismissal of Chisholm became effective when Chisholm completed its audit of such financial statements and released its report with respect thereto on September 30, 2007.”

14.
We have reviewed your response to prior comment 20. We note that you added disclosure on page 49 regarding consultations with Madsen for fiscal year 2006 and any subsequent interim period through their termination on February 19, 2008. Since Madsen was your accountant during this time frame, it appears this disclosure should actually reference your new accountant, Moore Stephens Wurth Frazer and Torbet, LLP. Please revise or advise. Refer to Item 304(a)(2) of Regulation S-K.

China Valves Response:   The disclosure has been amended to correctly reference Moore Stephens.

15.
We have reviewed your response to prior comment 21.  You indicate that you have included as an exhibit the letters from Madsen & Associates. Please note that you must also provide a letter from Chisholm. In addition, it is not clear where you have included as an exhibit the letters from your former accountants indicating whether or not they agree with your disclosures as required by Item 304(a)(3) of Regulation S-K. Note that these letters should be filed under Exhibit 16. Please advise.

China Valves Response:   The Exhibit 16 letters from Chisholm and Madsen &Associates were included in our Form 8-K, filed on December 21, 2007 and February 21, 2008, respectively.  We have incorporated by reference these two letters by including them in the exhibit index as Exhibit 16.1 and Exhibit 16.2, respectively.

Financial Statements for the Period Ended September 30, 2008

General

16.
We have reviewed your response to prior comment 30. It is not clear where you have included your revised disclosure as noted in your response letter regarding the business license, obtained by Henan Tonghai Fluid Equipment Co. Please advise. In addition, we assume that, given your September 30, 2008 financial statements, the disclosures should speak to September 30, 2008 and not June 30, 2008.

China Valves Response:   The revised disclosure was inadvertently omitted.  The revised disclosure has been updated and included in Note 17 to the September 30, 2008 financial statements, as follows:

“After the group reorganization (see Note 1), the Company’s indirect subsidiary Henan Tonghai Fluid obtained its required business license on June 11, 2008 as a wholly foreign owned enterprise, based on its approved registered capital of RMB10,000,000 ($1,459,000). The total amount of registered capital has to be received from China Fluid Equipment (the Company’s subsidiary and the parent company of Henan Tonghai Fluid) within 24 months from the date of approval. As of September 30, 2008, the full amount of the registered capital has not yet been contributed to Henan Tonghai Fluid but the Company expects to make the required registered capital contribution to its subsidiary by the required due date.”

17.
We note in your Form 8-K filed on August 27, 2008 that you entered into a manufacturing and supply agreement and agreements with the casting company. Please tell us what consideration you gave to disclosing the nature of these agreements in your Form S-1 /A. In addition, please tell us how you accounted for these agreements.

China Valves Response:   After considering the Staff’s comment, we decided to include disclosure regarding the agreements that we have with the Casting Company under the section captioned “Certain Relationships and Related Transactions: Corporate Governance" on page 52.  We included disclosure under this section because as a result of the Company’s issuance of contingent shares to the Casting Company’s shareholder, Mr. Bin Fang, the Casting Company became an 8.81% shareholder and a related party. Mr. Bin Fang is not related to either Mr. Siping Fang, our Chief Executive Officer and Chairman or Mr. Binjie Fang, our Chief Operating Officer and a director.

The Manufacturing and Supply Agreement provides for the Casting Company to fulfill orders we submit but does not obligate us to any particular minimum volume or value of orders.  Pricing will be determined at the time each order is placed, at prevailing market prices.  As such, we do not believe that any separate accounting is required for this agreement.

Consolidated Balance Sheets page F-1

18.	Please present goodwill separately from other intangibles on the face of your balance sheet. See paragraphs 42 and 43 of SFAS 142.

China Valves Response:   The balance sheet has been revised.

19.
You indicate on the face of your balance sheet that there was 40,000,000 shares issued and outstanding as of December 31, 2007. Based on your statement of stockholders’ equity and your audited financial statements, it appears that there were 40,106,500 shares issued and outstanding as of December 31, 2007. Please revise to ensure these amounts are the same.

China Valves Response:   The amount has been revised to 40,106,500.

Note 1 – Organization, page F-6

20.	We note your response to prior comment 25 and have the following additional comments:

•
In a manner similar to the information provided on the bottom of page 18, expand your disclosures to clarify how the operating subsidiaries continued to be under the operating and management control of the company during the reorganization.

China Valves Response:   The disclosure has been modified to conform to the expanded discussion of operating and management control included elsewhere in the registration statement.

•
We note that on June 30, 2008, Henan Tonghai acquired the operating subsidiaries from Mr. Fang and the other original owners. Disclose the consideration paid by Henan Tonghai and demonstrate how you determined that the acquisition did not require purchase accounting. In this regard, we note that Henan Tonghai was indirectly 100% owned by Mr. Li and the operating subsidiaries were owned by Mr. Fang and the original owners at the date of acquisition.

China Valves Response:   As noted above, the disclosure has been modified to conform to the expanded discussion of operating and management control included elsewhere in the registration statement. As part of that modification, we have also included the following language already included elsewhere in the prospectus:

“As part of these reorganization transactions, no significant amounts were paid to or received from Mr. Fang or Mr. Li.  Mr. Li was not at risk during these transactions and no new capital was introduced.  As a result, no new basis in the net assets of the Operating Subsidiaries was established.”

•
You indicate that the re-acquisition of shares by Mr. Fang pursuant to the earn-in agreement does not represent compensation cost to the company because the company had previously issued those shares to him in exchange, for his interest in the operating subsidiaries. It is unclear why the nature of the original transaction in which Mr. Fang acquired these shares would impact the subsequent accounting for the earn-in agreement. In this regard, we note that Mr. Fang will continue his employment as the company’s chief executive officer during the periods covered by the earn-in agreement and Mr. Fang’s ability to re-acquire the shares is based on the company’s satisfaction of four conditions, several of which require the company to achieve earnings targets. Please disclose the four conditions set forth in the earn-in agreement and with reference to SFAS 123(R) provide us a comprehensive analysis which addresses why the earn-in agreement is not a share-based payment plan such that compensation should be recognized.

China Valves Response:   The transfer of the shares from Mr. Fang to Mr. Li and their subsequent re-acquisition by Mr. Fang by way of the earn-in agreement is an integral and inseparable part of the re-organization.  It is not a compensation plan.

Mr. Li is a Canadian citizen and the cousin of Mr. Fang.  The purpose of the re-organization and the earn-in agreement is to ensure that the manner in which Mr. Fang transferred his ownership of the operating subsidiaries to the Company and the manner in which he received in exchange a majority ownership position in the Company conforms with PRC regulations.

As noted above and disclosed in the registration statement, no significant amounts were paid to or received from Mr. Fang or Mr. Li.  Because the re-acquisition by Mr. Fang of the shares that he transferred to Mr. Li (which represented a majority ownership position in the Company, and which were transferred to Mr. Li for a nominal consideration of $10,000) must, for PRC purposes, have conditions attached to it, the parties selected the four conditions set forth in the earn-in agreement. The parties fully expect that the conditions will be met and the shares will be returned by Mr. Li to Mr. Fang.  We have revised the disclosure in Note 1 to disclose the four conditions.

We appreciate that, had Mr. Li obtained the shares from Mr. Fang for their “market value” and then, in an unrelated transaction, returned them to Mr. Fang under the earn-in agreement, it would probably be appropriate to recognize compensation cost.  However, that is not the substance of the transactions that have taken place – the transfer of the shares from Mr. Fang to Mr. Li for a nominal consideration and the subsequent return of those shares to Mr. Fang under the earn-in agreement are an integral and inseparable part of the re-organization and would not have taken place had the re-organization of the ownership structure of the operating subsidiaries not taken place.

Note 12 Related party transactions, page F-24

21.
Please tell us supplementally and revise your disclosures to provide better understanding of your accounting for the agreement for transfer of land use right and housing and the related lease agreement and leaseback agreement. Identify the authoritative literature that you relied on, and quantify the impact these transactions had on your financial statements.

China Valves Response: We have reviewed our disclosures related to the agreement for transfer of land use right and, as a result of that review, have made revisions to Notes 11, 12 and 13 in our September 30, 2008 financial statements to provide a better understanding of these agreements.

The shares issued as consideration for the transfer of land use rights are in escrow, pending PRC government approval of the transfer.  However, because the shares are legally outstanding, we have concluded that they should be reflected as such in our September 30, 2008 financial statements, which have been revised accordingly.  Because this agreement was entered into on August 26, 2008, contemporaneously with our private placement, we have valued the shares issued at the same price that we obtained in the private placement. Because the shares are in escrow and will be returned to the Company in the event that PRC governmental approval cannot be obtained, the corresponding asset has been recognized in equity as a subscription receivable.

In accordance with the last sentence of paragraph 10 of SFAS 128, these shares are treated as “contingently issuable” and continue to be excluded from the calculation of earnings per share, as provided in paragraph 30 of SFAS 128.

Note 13 -- Shareholders’ Equity, page F-25

22.
Disclose how you have accounted for the registration rights agreement, including what consideration was given to FSP EITF 00-19-2. Please also enhance your disclosures to provide the disclosures required by paragraph 12(c) of FSP EITF 00-19-2.

China Valves Response:   The disclosures have been modified to acknowledge that the Company accounts for the registration rights agreement in accordance with FSP EITF 00-19-2.  The disclosure required by paragraph 12(c) of FSP EITF 00-19-2, that is, the maximum amount of penalties (or that there is no maximum, as appropriate) is already included in the existing disclosure.

23.
Disclose how you have accounted for your obligation to provide the investors with liquidated damages equal to 1% of the aggregate contribution of each investor under the holdback escrow agreement if you fail to satisfy the covenant regarding the qualified board.

China Valves Response:   We satisfied the covenant regarding the qualified board, as disclosed in our current report on Form 8-K dated November 25, 2008. We revised the disclosure to reflect that the qualified board covenant was met and that as a result, no liquidated damages were paid.  In the circumstances, we do not believe that disclosure regarding the accounting for the liquidated damages is necessary.

24.
We note that in connection with the securities purchase agreement, on August 26, 2008, the company entered into a make good escrow arrangement with Bin Li and the investors. Given Bin Li’s earn-in agreement with Mr. Fang, which appear to be covering the same 25,100,064 shares of the company’s common stock, please tell us how you are accounting for this agreement. Please tell us why Bin Li entered into this agreement and what compensation, if any, he will receive.

China Valves Response:  The make good escrow arrangement was entered into by Mr. Li in connection with the private placement transaction and was a condition precedent to our receipt of the proceeds of the private placement. Mr. Li did not receive any compensation for entering into this arrangement.

No accounting recognition is given to this arrangement.  However, we acknowledge that, in the event that shares are required to be released from escrow, appropriate accounting would need to be imputed to the Company.

Note 17- Subsequent Event, page F-27.

25.	Regarding your stock option issuance on November 4, 2008, please enhance your disclosure to quantify the impact that this issuance will have on your financial statements.

China Valves Response:   Ms. Jing Chen resigned on January 1, 2009, effective February 1, 2009.  As a result, the options issued to her will not vest and no compensation cost will be recognized.  The disclosure in Note 17 has been amended accordingly.

Financial Statements for the Year ended December 31, 2007

Report of Independent Registered Public Accountant Firm, page F-29

26.
We have reviewed your response to prior comment 32. As previously requested, please ask Madsen & Associates to delete their reference to your 2005 balance sheet and the related 2005 statements of income, stockholders’ equity, comprehensive income, and cash flows as they are not presented in this filing.

China Valves Response:  We have now included in the Registration Statement a revised report from Madsen & Associates that does not contain a reference to the 2005 balance sheet or the related 2005 statements of income, stockholders’ equity, comprehensive income, and cash flows.

General

27.
We have reviewed your response to prior comment 34. It is not clear where you have disclosed the amounts of depreciation and amortization that are included within the cost of goods sold line item and the general and administrative expenses lire item. Please advise.

China Valves Response:  We have now added a table in the section on Capital Expenditures on page 29 to disclose the amounts of depreciation and amortization in each period and the income statement line items in which they are included.

28.
We have reviewed your response to prior comment 35. We note that you have aggregated your two operating segments because they have similar economic characteristics for the nature of their products. Please provide us the analysis that you performed in reaching your conclusion that your operating segments meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation into one reportable segment. In addition as previously requested, please enhance your disclosures to meet the requirements set forth in paragraph 26(a) of SFAS 131, including a discussion of your internal structure, how you are organized, what your operating segments are, and the fact that you have aggregated your operating segments in accordance with paragraph 17 of SFAS 131. Also, please provide the disclosures required by paragraph 37 of SFAS 131 regarding products and services, as applicable. It appears that you provided this information in your response letter, but you did not include these disclosures in your Form S-1/A.

China Valves Response:   We have added Note 14 to the financial statements for the nine months ended September 30, 2008 and for the year ended December 31, 2007, to address the disclosure requirements of SFAS No, 131.

Consolidated Statements of Cash Flows, page F-33

29.
We have reviewed your response to prior comment 36. Please provide us a reconciliation of the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected on the statement of cash flows to the amounts reported of the balance sheet for the year ended December 31, 2007 as well as the nine months ended September 30, 2008.

China Valves Response:  In connection with the staff’s comment, we reviewed the statements of cash flow and noted an error occurred due to reclassifications on the balance sheet which were not reflected in the statements of cash flows. We have also revised the statements of cash flows to present the changes in other payables separately from the changes in accrued liabilities and to separately present the changes in accounts receivable - trade, other receivables, and prepaid expenses.

Set forth below are reconciliations of the changes in accounts receivable – trade, other receivables, prepaid expenses, accrued liabilities, and other payables as reflected in the statement of cash flows to the amounts reported in the corresponding balance sheet.

For the nine months ended September 30, 2008

	RMB				USD		9/30/2008
	9/30/2008	12/31/2007	Change	Average Exchange Rate	Change 2008 vs 2007	Bad Debt Allowance	Cash Flow
Accounts Receivable – Trade	176,722,550	126,540,853	50,181,697	0.14337	7,194,550	554,672	7,749,222
Other Receivables	38,982,447	33,832,801	5,149,646	0.14337	738,305		738,305
Prepaid Expenses	1,361,066	3,785,872	(2,424,806)	0.14337	(347,644)		(347,644)
Accrued Liabilities	20,775,707	12,652,655	8,123,052	0.14337	1,164,602		1,164,602
Other Payables	13,853,698	32,355,813	(18,502,115)	0.14337	(2,652,648)		(2,652,648)

	RMB			Balance Sheet Exchange Rate
	9/30/2008	12/31/2007	Change	9/30/2008	12/31/2007	9/30/2008	12/31/2007
Accounts Receivable – Trade	166,564,156	122,469,853	44,103,302	0.1463	0.1371	24,368,336	16,789,383
Accounts Receivable –Retainage	10,158,394	4,080,000	6,078,395	0.1463	0.1371	1,486,173	559,368
Accounts Receivable - Total	176,722,550	126,540,853	50,181,697	0.1463	0.1371	25,854,509	17,348,751

Other Receivables	38,982,447	33,832,801	5,149,646	0.1463	0.1371	5,703,132	4,638,477
Prepaid Expenses	1,361,066	3,785,872	(2,424,806)	0.1463	0.1371	199,124	519,043
Accrued Liabilities	20,775,707	12,652,655	8,123,052	0.1463	0.1371	3,039,486	1,734,679
Other Payables	13,853,698	32,355,813	(18,502,115)	0.1463	0.1371	2,026,796	4,435,982

For the year ended December 31, 2007

	RMB				US$		12/31/2007
	12/31/2007	12/31/2006	Change	Average Exchange Rate	Change 2007 vs 2006	Bad Debt Allowance	Cash Flow
Accounts Receivable – Trade	126,540,853	75,202,059	51,338,794	0.13167	6,759,779	263,308	7,023,087
Other Receivables	33,832,801	28,782,574	5,050,227	0.13167	664,963		664,963
Prepaid Expenses	3,785,872	4,321,615	(535,743)	0.13167	(70,541)		(70,541)
Accrued Liabilities	12,652,655	4,016,700	8,635,955	0.13167	1,137,096		1,137,096
Other Payables	32,355,813	16,921,833	15,433,980	0.13167	2,032,192		2,032,192

	RMB			Balance Sheet Exchange Rate
	12/31/2007	12/31/2006	Change	12/31/2007	12/31/2006	12/31/2007	12/31/2006
Accounts Receivable – Trade	122,460,853	71,541,927	50,918,927	0.1371	0.1282	16,789,383	9,171,675
Accounts Receivable - Retainage	4,080,000	3,660,133	419,867	0.1371	0.1282	559,368	469,229
Accounts Receivable – Total	126,540,853	75,202,059	51,338,794	0.1371	0.1282	17,348,751	9,640,904

Other Receivables	33,832,801	28,782,574	5,050,227	0.1371	0.1282	4,638,477	3,689,926
Prepaid Expenses	3,785,872	4,321,615	(535,743)	0.1371	0.1282	519,043	554,031
Accrued Liabilities	12,652,655	4,016,700	8,635,955	0.1371	0.1282	1,734,679	514,941
Other Payables	32,355,813	16,921,833	15,433,980	0.1371	0.1282	4,435,982	2,169,379

Note 1 – Organization, page F-34

30.
We note that Henan Tonghai Fluid Equipment Co. Ltd. acquired a 100%, interest in Henan Kaifeng High Pressure Valve Co. Ltd. and Zhengzhou City ZhengDie Valve Co., Ltd. in 2007. Please clearly disclose the nature and business purpose of these acquisitions, and identify the specific facts and circumstances that provided you with the basis to account for these acquisitions as entities under common control. Refer to EITF 02-5. In this regard, you must identify the owner’s of each entity involved in the reorganization, including China Valve Samoa, both immediately before and after the reorganization.

China Valves Response:   We have revised the description to clarify that Mr. Siping Fang, our Chief Executive Officer and Chairman, held a controlling interest in both China Valve Samoa and the Operating Subsidiaries before and after their initial reorganization in 2007, prior to the reverse merger.  Accordingly, as discussed in paragraph 3(a) of EITF Issue 02-5, China Valve Samoa and the Operating Subsidiaries were under common control, both before and after the reorganization.

Note 2 – Summary of Significant Accounting Policies, page F-35

General

31.
We have reviewed your response to prior comment 39. As we previously requested, please disclose the types of expenses that you include in the cost of goods sold line item, the selling expense line item, and the general and administrative expenses line item.

China Valves Response: We have added the following disclosure to our Accounting Policies:

“COST OF GOODS SOLD

Cost of goods sold consists primarily of direct material costs, direct labor costs, direct depreciation and related direct expenses attributable to the production of the products. Inbound freight costs and purchasing are included in direct material costs. Manufacturing overhead includes expenses such as indirect labor, depreciation as it relates to cost of production, rental, utilities, receiving costs, and equipment maintenance and repair costs.

SELLING EXPENSE

Selling expense includes transportation expense, advertising, salaries, conference fees and sales commissions.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses include insurance expense, administrative and management salaries, bad debt expense, depreciation, rent, travel expense, welfare expense, research and development expense, office expenses, meal and entertainment expense, conference expense, and repairs and maintenance expense.”

Long Term, Investment, page F-40

32.
We have reviewed your response to prior comment 41. We note that your long term investments are tested for impairment in accordance with SFAS 142. Please note than SFAS 142 relates to goodwill and other intangible assets and that SFAS 144 relates to the impairment of long lived assets, including long term investments. As such, please revise your disclosure accordingly.

China Valves Response:   The disclosure has been revised accordingly.

Note 9 - Income Taxes, page F-46

33.
We have reviewed your response to prior comment 44. It is not clear whether you had any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC. In this regard, we note your disclosure on page F-38 that the charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Address how your tax basis results for the year relates to your pre-tax income determined by US GAAP. Please clarify and revise if necessary.

China Valves Response:   The Company conducts all its operating business through its two subsidiaries in China. The two subsidiaries are governed by the income tax laws of the PRC and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC due to no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company by itself does not have any business operating activities in the United States and is not subject to United States income tax.

Exhibits 5 and 23.3

34.
It has come to our attention that Thelen LLP dissolved on December 1, 2008. Since the legal opinion must speak as of the registration statement’s effective date, file as exhibits to the registration statement a new legal opinion and the related consent of counsel currently authorized to practice before the Commission. Revise also the legal matters section in the registration statement.

China Valves Response:   We have now included a legal opinion from Holland & Hart LLP., which opinion also includes their related consent.

Exhibit 23.2

35.	The independent registered accounting firm must consent also to being named in the registration statement. Please revise.

China Valves Response:   An updated consent from Madsen, including their consent to being named in the registration statement, has been included as Exhibit 23.2.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (011) 86 378-2925211 or Louis A. Bevilacqua of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8158.

Sincerely,

China Valves Technology, Inc.

By:/s/ Siping Fang
Siping Fang
Chief Executive Officer